Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of September 30, 2022

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)

	Note	September 30, 2022	December 31, 2021
CURRENT ASSETS
Cash and cash equivalents	4	6,185,651	4,160,654
Short-term investments	4	2,404,480	2,626,212
Trade accounts receivable	5	6,664,613	5,414,075
Inventories	6	18,811,541	16,861,488
Tax credits		1,899,913	2,083,885
Income and social contribution taxes recoverable		794,142	804,053
Dividends receivable		5,048	7,671
Fair value of derivatives	14	22,319	3,246
Other current assets		769,871	679,193
		37,557,578	32,640,477

NON-CURRENT ASSETS
Tax credits		122,349	124,600
Deferred income taxes		2,251,860	2,929,308
Related parties	16	-	2,678
Judicial deposits	15	1,786,976	1,659,379
Other non-current assets		756,244	571,637
Prepaid pension cost		4,942	4,942
Investments in associates and joint ventures	8	4,202,481	3,340,775
Goodwill	10	12,040,474	12,427,527
Leasing		948,420	861,744
Other Intangibles		436,510	509,760
Property, plant and equipment, net		19,664,491	18,741,786
		42,214,747	41,174,136

TOTAL ASSETS		79,772,325	73,814,613

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)

	Note	September 30, 2022	December 31, 2021
CURRENT LIABILITIES
Trade accounts payable	11	9,109,329	8,017,140
Short-term debt	12	1,634,057	234,537
Debentures	13	2,251,621	1,531,956
Taxes payable		706,931	548,173
Income and social contribution taxes payable		393,473	863,136
Payroll and related liabilities		958,250	1,199,143
Leasing payable		268,347	275,086
Employee benefits		193	39
Environmental liabilities		274,113	231,711
Fair value of derivatives	14	4,972	-
Obligations with FIDC	17	-	45,497
Other current liabilities		1,065,922	1,090,396
		16,667,208	14,036,814

NON-CURRENT LIABILITIES
Long-term debt	12	8,171,125	10,875,249
Debentures	13	798,805	1,397,951
Related parties	16	30,808	24,648
Deferred income taxes		109,130	98,975
Provision for tax, civil and labor liabilities	15	1,856,351	1,741,026
Environmental liabilities		231,892	343,998
Employee benefits		1,239,732	1,415,151
Leasing payable		739,594	643,279
Other non-current liabilities		549,023	421,873
		13,726,460	16,962,150

EQUITY	18
Capital		19,249,181	19,249,181
Treasury stocks		(1,066,071)	(152,409)
Capital reserves		11,597	11,597
Retained earnings		25,565,620	17,838,494
Transactions with non-controlling interests without change of control		(2,904,670)	(2,870,825)
Other reserves		8,332,500	8,528,244
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		49,188,157	42,604,282

NON-CONTROLLING INTERESTS		190,500	211,367

EQUITY		49,378,657	42,815,649

TOTAL LIABILITIES AND EQUITY		79,772,325	73,814,613

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)
(Unaudited)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
NET SALES		21,149,232	21,317,057	64,448,165	56,790,157
Cost of sales	21	(16,411,378)	(14,897,908)	(48,625,378)	(41,159,912)
GROSS PROFIT		4,737,854	6,419,149	15,822,787	15,630,245
Selling expenses	21	(183,818)	(187,782)	(529,944)	(511,596)
General and administrative expenses	21	(371,254)	(339,687)	(1,035,448)	(961,738)
Other operating income	21	72,768	117,992	169,289	318,412
Other operating expenses	21	(80,584)	(282,268)	(141,623)	(401,456)
Tax credits recovery	15	-	-	-	393,341
Eletrobras compulsory loan recovery	15		1,391,280	-	1,391,280
Impairment of financial assets	21	6,056	(1,038)	4,705	(6,199)
Equity in earnings of unconsolidated companies	8	281,494	271,119	976,913	657,057
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		4,462,516	7,388,765	15,266,679	16,509,346
Financial income	22	158,944	56,424	388,360	162,120
Financial expenses	22	(387,705)	(354,103)	(1,200,114)	(1,011,606)
Exchange variations, net	22	(315,084)	33,197	(603,439)	(94,074)
Tax credits monetary update	15	-	326,090	-	788,741
Gains (Losses) on financial instruments, net	22	13,666	15,971	20,536	19,562
INCOME BEFORE TAXES		3,932,337	7,466,344	13,872,022	16,374,089
Current	7	(738,435)	(1,614,856)	(3,054,771)	(3,499,424)
Deferred	7	(171,656)	(257,547)	(556,121)	(875,711)
Income and social contribution taxes		(910,091)	(1,872,403)	(3,610,892)	(4,375,135)

NET INCOME		3,022,246	5,593,941	10,261,130	11,998,954

ATTRIBUTABLE TO:
Owners of the parent		3,010,857	5,577,819	10,217,898	11,945,709
Non-controlling interests		11,389	16,122	43,232	53,245
		3,022,246	5,593,941	10,261,130	11,998,954

Basic earnings per share - preferred and common - (R$)	19	1.79	3.27	6.02	7.01

Diluted earnings per share - preferred and common - (R$)	19	1.78	3.26	5.98	6.97

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In thousands of Brazilian reais (R$)
(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net income for the period	3,022,246	5,593,941	10,261,130	11,998,954
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	85,003	157,788	(12,427)	51,634
Cumulative translation adjustment	698,316	1,761,230	(507,926)	945,601
Recycling of cumulative translation adjustment to net income	-	-	13,239	-
Unrealized (Losses) Gains on net investment hedge	(164,322)	(757,828)	303,928	(447,163)
Unrealized (Losses) Gains on financial instruments, net of tax	(1,540)	(4,142)	1,235	(2,681)
	617,457	1,157,048	(201,951)	547,391
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	-	(3,577)	-	(29,655)
	-	(3,577)	-	(29,655)

Other comprehensive income for the period, net of tax	617,457	1,153,471	(201,951)	517,736

Total comprehensive income for the period, net of tax	3,639,703	6,747,412	10,059,179	12,516,690

Total comprehensive income attributable to:
Owners of the parent	3,628,555	6,727,888	10,020,312	12,478,245
Non-controlling interests	11,148	19,524	38,867	38,445
	3,639,703	6,747,412	10,059,179	12,516,690

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company's interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non-controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company's interest	Non-controlling interests	Total Shareholder's Equity
Balance as of January 1, 2021	19,249,181	(229,309)	11,597	908,946	887,590	5,495,796	-	(2,870,825)	(8,872,114)	(14,034)	16,550,072	(417,904)	161,275	30,860,271	224,939	31,085,210
2021 Changes in Equity
Net income	-	-	-	-	-	-	11,945,709	-	-	-	-	-	-	11,945,709	53,245	11,998,954
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(447,163)	(2,674)	1,011,986	(29,613)	-	532,536	(14,800)	517,736
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	11,945,709	-	(447,163)	(2,674)	1,011,986	(29,613)	-	12,478,245	38,445	12,516,690
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(146,386)	(146,386)	(69)	(146,455)
Long term incentive plan exercised during the period	-	76,336	-	-	-	66,418	-	-	-	-	-	-	-	142,754	51	142,805
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,691)	(6,691)
Complementary dividends	-	-	-	-	-	-	(527)	-	-	-	-	-	-	(527)	-	(527)
Dividends/interest on equity	-	-	-	-	-	-	(2,251,332)	-	-	-	-	-	-	(2,251,332)	(41,296)	(2,292,628)
Balance as of September 30, 2021 (Note 18)	19,249,181	(152,973)	11,597	908,946	887,590	5,562,214	9,693,850	(2,870,825)	(9,319,277)	(16,708)	17,562,058	(447,517)	14,889	41,083,025	215,379	41,298,404

Balance as of January 1, 2022	19,249,181	(152,409)	11,597	1,665,280	1,255,020	14,918,194	-	(2,870,825)	(9,567,216)	(12,127)	18,250,052	(165,547)	23,082	42,604,282	211,367	42,815,649
2022 Changes in Equity
Net income	-	-	-	-	-	-	10,217,898	-	-	-	-	-	-	10,217,898	43,232	10,261,130
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	303,928	1,235	(502,749)	-	-	(197,586)	(4,365)	(201,951)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	10,217,898	-	303,928	1,235	(502,749)	-	-	10,020,312	38,867	10,059,179
Effects of the share buyback program	-	(934,768)	-	-	-	-	-	-	-	-	-	-	-	(934,768)	-	(934,768)
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	1,842	1,842	4	1,846
Long term incentive plan exercised during the period	-	21,106	-	-	-	24,038	-	-	-	-	-	-	-	45,144	12	45,156
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	(33,845)	-	-	-	-	-	(33,845)	(22,729)	(56,574)
Dividend in excess of the minimum estatutory undistributed in 2021	-	-	-	-	-	-	(341,555)	-	-	-	-	-	-	(341,555)	-	(341,555)
Dividends/interest on equity	-	-	-	-	-	-	(2,173,255)	-	-	-	-	-	-	(2,173,255)	(37,021)	(2,210,276)
Balance as of September 30, 2022 (Note 18)	19,249,181	(1,066,071)	11,597	1,665,280	1,255,020	14,942,232	7,703,088	(2,904,670)	(9,263,288)	(10,892)	17,747,303	(165,547)	24,924	49,188,157	190,500	49,378,657

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the nine-month period ended
	Note	September 30, 2022	September 30, 2021
Cash flows from operating activities
Net income for the period		10,261,130	11,998,954
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	21	2,097,534	1,952,002
Equity in earnings of unconsolidated companies	8	(976,913)	(657,057)
Exchange variation, net	22	603,439	94,074
Gains and losses on derivative financial instruments, net	22	(20,536)	(19,562)
Post-employment benefits		190,144	195,923
Long-term incentive plans		69,257	45,003
Income tax	7	3,610,892	4,375,135
Gains on disposal of property, plant and equipment		(18,513)	(3,747)
Impairment of financial assets		(4,705)	6,199
Provision of tax, civil, labor and environmental liabilities, net		125,201	92,778
Tax credits recovery		-	(2,573,362)
Interest income on short-term investments		(201,654)	(111,639)
Interest expense on debt and debentures	22	802,747	705,992
Interest on loans with related parties	16	139	(4,942)
Provision (Reversal) for net realizable value adjustment in inventory, net	6	21,677	(6,198)
		16,559,839	16,089,553
Changes in assets and liabilities
Increase in trade accounts receivable		(1,206,860)	(2,553,085)
Increase in inventories		(2,654,174)	(6,416,980)
Increase in trade accounts payable		1,120,625	1,637,568
Increase in other receivables		(267,975)	(11,421)
Decrease in other payables		(1,172,862)	(703,838)
Dividends from associates and joint ventures		106,464	20,600
Purchases of short-term investments		(1,797,882)	(2,360,270)
Proceeds from maturities and sales of short-term investments		2,197,056	1,059,955
Cash provided by operating activities		12,884,231	6,762,082

Interest paid on loans and financing		(618,656)	(599,055)
Interest paid on lease liabilities		(59,509)	(47,735)
Income and social contribution taxes paid		(2,780,069)	(1,420,110)
Net cash provided by operating activities		9,425,997	4,695,182

Cash flows from investing activities
Purchases of property, plant and equipment	9	(2,607,753)	(1,811,078)
Proceeds from sales of property, plant and equipment, investments and other intangibles		36,657	22,492
Additions in other intangibles		(128,337)	(108,022)
Capital increase in joint ventures		(26,751)	-
Net cash used in investing activities		(2,726,184)	(1,896,608)

Cash flows from financing activities
Acquisition of interest in subsidiary		(46,153)	-
Purchases of Treasury stocks		(916,145)	-
Dividends and interest on capital paid		(2,408,191)	(2,059,887)
Proceeds from loans and financing		442,527	604,640
Repayment of loans and financing		(1,667,288)	(1,799,751)
Leasing payment		(246,112)	(205,259)
Intercompany loans, net		8,699	15,669
Net cash used by financing activities		(4,832,663)	(3,444,588)

Exchange variation on cash and cash equivalents		157,847	4,887

Increase (Decrease) in cash and cash equivalents		2,024,997	(641,127)
Cash and cash equivalents at beginning of period		4,160,654	4,617,204
Cash and cash equivalents at end of period		6,185,651	3,976,077

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on November 8, 2022.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month and nine-month periods ended on September 30, 2022 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2021, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2021.

2.2 – New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2022 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2023 and/or after, and the Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 1 - Classification of liabilities as Current or Non-current. It clarifies aspects to be considered for the classification of liabilities as Current Liabilities or Non-current Liabilities. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

-Amendment to IAS 1 and Disclosure of Accounting Policies. It clarifies aspects to be considered in the disclosure of accounting policies. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

-Amendment to IAS 8 – Definition of Accounting Estimates. It clarifies aspects to be considered in the definition of accounting estimates. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction. It clarifies aspects to be considered when recognizing deferred tax assets and liabilities related to taxable temporary differences and deductible temporary differences. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

- Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback. It clarifies aspects to be considered in the accounting treatment of an asset transfer in a sale. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2024. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 1 – Non-current Liabilities with Covenants. It clarifies aspects of separate classifications in the balance sheet of current and non-current assets and liabilities, establishing the presentation based on liquidity when it provides information that is reliable and more relevant. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2024. The Company does not expect material impacts on its Financial Statements.

2.3 - Risks of international conflicts

The Russian invasion of Ukraine could have a material adverse effect on the overall macroeconomic environment, which might include demand for steel and iron ore and prices, as well as increasing energy costs. Both the conflict itself and the sanctions imposed (and further sanctions that may be imposed), as well as potential Russian responses to sanctions, have had and could have further destabilizing effects on financial markets and certain commodity markets. The conflict could escalate militarily both regionally and globally; any substantial escalation would have a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact on the region and globally and could adversely impact the Company’s results of operations and financial condition.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on September 30, 2022, when compared to those existing on December 31, 2021, except for the sale of 100% of the interest held by the Company in the subsidiary Sizuca - Siderúrgica Zuliana C.A., located in Venezuela, which took place in March and for the acquisition of an additional interest of 3.65% in the subsidiary Siderúrgica Latino Americana S.A. and its subsequent merger into the subsidiary Gerdau Aços Longos S.A., which took place in June and resulted in the recognition of loss in the amount of R$ 33,845 in Equity attributed to parent company’s interest as a result of effects of interest changes in subsidiaries. The other amounts involved in these transactions and their impacts on the financial statements are not considered material by the management of the Company.

3.2 - Joint Ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	September 30, 2022	December 31, 2021	September 30, 2021
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de C.V.	Mexico	75.00	75.00	70.00
Gerdau Metaldom Corp.	Dominican Rep.	50.00	50.00	50.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73	58.73
Diaco S.A.	Colombia	49.87	49.87	49.87
Junto Somos Mais Fidelização S.A.	Brazil	27.50	27.50	27.50
Ubiratã Tecnologia S.A	Brazil	50.00	-	-

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V. and Gerdau Summit Aços Fundidos e Forjados S.A., it does not consolidate the financial statements of these joint venture entities, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The financial information of these joint ventures, accounted for under the equity method, is shown below:

	Joint ventures
Joint venture information on a combined basis	September 30, 2022	December 31, 2021
Cash and cash equivalents	900,852	1,149,804
Total current assets	6,201,755	6,177,479
Total non current assets	4,923,744	5,280,692
Short-term debt	497,246	890,039
Total current liabilities	4,021,287	4,368,726
Long-term debt	965,181	2,054,530
Total non current liabilities	1,271,575	2,416,429

	Joint ventures
	For the three-month period ended		For the nine-month period ended
Joint venture information on a combined basis	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net Sales	3,705,242	3,237,423	11,559,656	8,827,737
Income before financial income (expenses) and taxes	580,441	572,301	1,998,053	1,418,671
Financial income	86,958	69,878	282,579	199,334
Financial expenses	81,230	(166,431)	273,348	(431,639)
Income and social contribution taxes	(99,590)	(37,684)	(364,748)	(44,257)
Net Income	379,776	410,892	1,440,052	1,033,447
Depreciation and amortization	74,126	86,572	226,765	248,403
Other comprehensive income	1,199	2,509	1,547	21
Total comprehensive income	380,976	413,401	1,441,599	1,033,467

3.3 – Associate companies

Listed below is the interest in associate company:

		Equity interests
		Total capital (*)
Associate company	Country	September 30, 2022	December 31, 2021	September 30, 2021
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the financial statements of this associate because of the veto rights granted to minority shareholders that prevent the Company from controlling the decisions in conducting the associate’s business.

The financial information of the associate company, accounted for under the equity method, is shown below:

	Associate company
Associate company information	September 30, 2022	December 31, 2021
Cash and cash equivalents	3,020	3,956
Total current assets	10,788	11,950
Total non current assets	165,931	109,738
Total current liabilities	23,053	11,255
Total non current liabilities	34,828	766

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	Associate company
	For the three-month period ended		For the nine-month period ended
Associate company information	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net Sales	16,834	16,834	49,952	50,596
Income before financial income (expenses) and taxes	8,774	10,289	27,082	30,517
Financial income	211	103	1,088	349
Financial expenses	(1,628)	(67)	(4,879)	(121)
Income and social contribution taxes	-	(567)	(1,348)	(1,718)
Net Income	7,357	9,758	21,943	29,027
Depreciation and amortization	2,110	1,210	6,328	3,655
Total comprehensive income	7,357	9,758	21,943	29,027

NOTE 4 – CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2022	December 31, 2021
Cash	14,743	14,667
Banks and immediately available investments	6,170,908	4,145,987
Cash and cash equivalents	6,185,651	4,160,654

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

Short-term investments

	September 30, 2022	December 31, 2021
Short-term investments	2,404,480	2,626,212

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 – ACCOUNTS RECEIVABLE

	September 30, 2022	December 31, 2021
Trade accounts receivable - in Brazil	3,472,307	2,640,011
Trade accounts receivable - exports from Brazil	115,507	249,834
Trade accounts receivable - foreign subsidiaries	3,168,626	2,632,002
(-) Impairment of financial assets	(91,827)	(107,772)
	6,664,613	5,414,075

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Accounts receivable by aging are as follows:

	September 30, 2022	December 31, 2021
Current	5,958,414	4,646,175
Past-due:
Up to 30 days	557,107	494,866
From 31 to 60 days	111,694	139,415
From 61 to 90 days	38,484	32,245
From 91 to 180 days	54,384	169,959
From 181 to 360 days	11,338	8,220
Above 360 days	25,019	30,967
(-) Impairment on financial assets	(91,827)	(107,772)
	6,664,613	5,414,075

NOTE 6 - INVENTORIES

	September 30, 2022	December 31, 2021
Finished products	8,097,722	7,209,379
Work in progress	4,821,906	3,453,948
Raw materials	3,785,135	3,994,655
Storeroom supplies	1,276,217	1,061,666
Imports in transit	855,827	1,145,215
(-) Allowance for adjustments to net realizable value	(25,266)	(3,375)
	18,811,541	16,861,488

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2021	(6,119)
Provision for the year	(6,331)
Reversal of adjustments to net realizable value	9,143
Exchange rate variation	(68)
Balance as of December 31, 2021	(3,375)
Provision for the year	(44,484)
Reversal of adjustments to net realizable value	22,807
Exchange rate variation	(214)
Balance as of September 30, 2022	(25,266)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on September 30, 2022 and 2021. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23.0% and 35.0%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	September 30, 2022	September 30, 2021
Income before income taxes	3,932,337	7,466,344
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(1,336,994)	(2,538,557)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	245,969	152,879
- Equity in earnings of unconsolidated companies	95,708	92,180
- Interest on equity*	(2,327)	222,362
- Tax credits and incentives	7,690	33,760
- Deferred tax assets not recognized / Realization, net	10,813	(179,962)
- Other permanent differences, net	69,050	344,935
Income and social contribution taxes	(910,091)	(1,872,403)
Current	(738,435)	(1,614,856)
Deferred	(171,656)	(257,547)

	For the nine-month period ended
	September 30, 2022	September 30, 2021
Income before income taxes	13,872,022	16,374,089
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(4,716,487)	(5,567,190)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	226,248	218,135
- Equity in earnings of unconsolidated companies	332,150	223,399
- Interest on equity*	329,000	296,055
- Tax credits and incentives	32,828	92,134
- Deferred tax assets not recognized / Realization, net	69,057	(57,511)
- Other permanent differences, net	116,312	419,843
Income and social contribution taxes	(3,610,892)	(4,375,135)
Current	(3,054,771)	(3,499,424)
Deferred	(556,121)	(875,711)

(*) Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year. This expense is not recognized for the purpose of preparing the financial statements and therefore does not impact net income.

b) Tax Assets not booked:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 255,779 (R$ 240,231 on December 31, 2021), which do not have an expiration date. The subsidiaries abroad had R$ 1,164,209 (R$ 1,256,438 as of December 31, 2021) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 427,765 (R$ 1,285,373 as of December 31, 2021), which expire at various dates between 2028 and 2040.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 8 – INVESTMENTS

	Investments in North America	Investments in South America	Investments in Special Steel	Others	Total
Balance as of January 01, 2021	908,339	976,045	231,152	156,093	2,271,629
Equity in earnings	279,948	268,291	28,831	(13,912)	563,158
Cumulative Translation Adjustment	173,934	52,278	710	(1,415)	225,507
Capital increase	-	-	-	27,500	27,500
Capital decrease	-	(141,095)	-	-	(141,095)
Results in operations with subsidiary and joint ventures	511,514	-	-	-	511,514
Dividends/Interest on equity	(2,460)	(84,186)	(9,025)	(21,767)	(117,438)
Balance as of December 31, 2021	1,871,275	1,071,333	251,668	146,499	3,340,775
Equity in earnings	682,827	291,304	9,780	(6,998)	976,913
Cumulative Translation Adjustment	30,433	(63,785)	1,333	(3,475)	(35,494)
Capital increase	-	-	-	26,751	26,751
Dividends/Interest on equity	(11,832)	(80,391)	(3,684)	(10,557)	(106,464)
Balance as of September 30, 2022	2,572,703	1,218,461	259,097	152,220	4,202,481

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on September 30, 2022, acquisitions amounted to R$ 1,055,914 (R$ 810,355 as of September 30, 2021), and disposals amounted to R$ 1,418 (R$ 2,657 as of September 30, 2021). During the nine-month period ended on September 30, 2022, acquisitions amounted to R$ 2,607,753 (R$ 1,811,078 as of September 30, 2021), and disposals amounted to R$ 13,122 (R$ 18,702 as of September 30, 2021).

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on September 30, 2022 amounted to R$ 6,194 (R$ 8,398 as of September 30, 2021). Borrowing costs capitalized during the nine-month period ended on September 30, 2022 amounted to R$ 20,452 (R$ 24,007 as of September 30, 2021).

c) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on September 30, 2022 and December 31, 2021.

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2021	22,421,588	(10,318,069)	12,103,519
(+/-) Foreign exchange effect	1,469,190	(595,284)	873,906
Results in operations with subsidiary and joint ventures	(549,898)	-	(549,898)
Balance as of December 31, 2021	23,340,880	(10,913,353)	12,427,527
(+/-) Foreign exchange effect	(889,375)	502,322	(387,053)
Balance as of September 30, 2022	22,451,505	(10,411,031)	12,040,474

The amounts of goodwill by segment are as follows:

	September 30, 2022	December 31, 2021
Brazil	373,135	373,135
Special Steels	3,983,492	4,111,619
North America	7,683,847	7,942,773
	12,040,474	12,427,527

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 11 – TRADE ACCOUNTS PAYABLE

	September 30, 2022	December 31, 2021
Trade accounts payable - domestic market	5,982,770	5,230,270
Trade accounts payable - debtor risk	398,174	807,915
Trade accounts payable - intercompany	29,582	47,597
Trade accounts payable - imports	2,698,803	1,931,358
	9,109,329	8,017,140

The Company has contracts with financial institutions in order to allow its suppliers to receive in advance their receivables through an operation called "Trade accounts payable - debtor risk". In this operation, the suppliers transfer the right to receive their receivables to a financial institution, which in turn, becomes the holder of the rights to the suppliers' receivables. The Company constantly monitors the composition of the portfolio and the conditions established with its suppliers, which have not resulted in significant changes in relation to what had been practiced historically.

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows:

	September 30, 2022	December 31, 2021
Working capital	815,260	480,905
Financing of property, plant and equipment and others	100,065	102,232
Ten/Thirty Years Bonds	8,889,857	10,526,649
Total financing	9,805,182	11,109,786
Current	1,634,057	234,537
Non-current	8,171,125	10,875,249

Principal amount of the financing	9,586,676	10,952,983
Interest amount of the financing	218,506	156,803
Total financing	9,805,182	11,109,786

(*) Weighted average effective interest costs on September 30, 2022, which in a consolidated basis represents 5.79% p.a.

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

Summary of loans and financing by currency:

	September 30, 2022	December 31, 2021
Brazilian Real (R$)	487,650	461,187
U.S. Dollar (US$)	8,890,445	10,535,532
Other currencies	427,087	113,067
	9,805,182	11,109,786

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The amortization schedules of long-term loans and financing are as follows:

	September 30, 2022	December 31, 2021
2023(*)	3,675	1,115,211
2024	9,098	878,044
2025	410,511	405,788
2026	10,721	3,117,768
2027 on	7,737,120	5,358,438
	8,171,125	10,875,249

(*) For the period as of September 30, 2022, the amounts represents payments from October 1, 2023 to December 31, 2023.

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,731 million as of September 30, 2022). The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in September 2027. As of September 30, 2022, no amount of this credit line was used.

NOTE 13 – DEBENTURES

		Quantity as of September 30, 2022
Issuance	General Meeting	Issued	Held in treasury	Maturity	September 30, 2022	December 31, 2021
15th	November, 9, 2018	1,500,000	-	11/21/2022	1,574,258	1,513,958
16th - A	April, 25, 2019	600,000	-	05/06/2023	632,671	607,031
16th - B	April, 25, 2019	800,000	-	05/06/2026	843,497	808,918
Total Consolidated					3,050,426	2,929,907

Current					2,251,621	1,531,956
Non-current					798,805	1,397,951

Maturities of long-term amounts are as follows:

	September 30, 2022	December 31, 2021
2023	-	599,390
2026	798,805	798,561
	798,805	1,397,951

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

For the instruments listed above, the average interest rate weighted by the amounts was 3.49% and 9.14% for the three and nine-month periods ended on September 30, 2022, respectively (1.31% and 2.66 % for the three and nine-month periods ended on September 30, 2021, respectively).

NOTE 14 – FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable, trade accounts payable, loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Fair value – the fair value of the aforementioned financial instruments is as follows:

	September 30, 2022		December 31, 2021
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	2,404,480	2,404,480	2,626,212	2,626,212
Trade accounts receivable	6,664,613	6,664,613	5,414,075	5,414,075
Related parties	-	-	2,678	2,678
Fair value of derivatives	22,319	22,319	3,246	3,246
Other current assets	769,871	769,871	679,193	679,193
Other non-current assets	756,244	756,244	571,637	571,637
Liabilities
Trade accounts payable	9,109,329	9,109,329	8,017,140	8,017,140
Loans and Financing	9,805,182	9,456,085	11,109,786	12,630,940
Debentures	3,050,426	3,238,479	2,929,907	2,911,424
Related parties	30,808	30,808	24,648	24,648
Fair value of derivatives	4,972	4,972	-	-
Obligations with FIDC (current liabilities)	-	-	45,497	45,497
Other current liabilities	1,065,922	1,065,922	1,090,396	1,090,396
Other non current liabilities	549,023	549,023	421,873	421,873

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like SOFR and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding short-term investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Financial Committee.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 12 and 13). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Equity (Note 18). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	From 1.0 to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income
Assumptions	Percentage of change	September 30, 2022	September 30, 2021
Foreign currency sensitivity analysis	5%	116,385	84,339
Interest rate sensitivity analysis	10 bps	31,138	65,687
Sensitivity analysis of changes in prices of products sold	1%	211,492	567,902
Sensitivity analysis of changes in raw material and commodity prices	1%	138,900	312,723
Currency forward contracts	5%	22,679	(12,567)
Commodity forward contracts	5%	2,626	-

Foreign currency sensitivity analysis: As of September 30, 2022, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable - imports (also including the variation between the Argentinian Peso and the Dollar). In this analysis, if the Real/Argentinian Peso appreciates against the Dollar, this would represent a gain of R$ 116,385 (R$ 84,339 as of September 30, 2021). If the Real/Argentinian Peso depreciates against the Dollar, this would represent an expense of the same amount.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 31,138 as of September 30, 2022 (R$ 65,687 as of September 30, 2021) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the nine-month period ended on September 30, 2022, totals R$ 211,492 (R$ 567,902 as of September 30, 2021) and the variation in the price of raw materials and other inputs totals R$ 138,900 as of September 30, 2022 (R$ 312,723 as of September 30, 2021). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Brazilian Real/Argentinian Peso, and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Real/Argentinian Peso represents an income of R$ 22,679 (expense of R$ 12,567 as of September 30, 2021) and a 5% decrease in the Dollar against the Real/Argentinian Peso represents an expense of the same amount. Forward contracts in Dollar/Real/Argentinian Peso were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income. Dollar forward contracts to which the Company is exposed are presented in note 14.e.

Sensitivity analysis of commodity forward contracts: the Company has exposure to Commodity forward contracts (coal, natural gas and nickel) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents an income of R$ 2,626 (R$ 0 as of September 30, 2021), and a 5% decrease in the price of the commodity represents an expense of the same amount. Coal forward contracts were intended to cover liability positions and the mark to market effects of these contracts were recorded in the Consolidated Statement of Income.

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2022 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	2,404,480	2,404,480
Trade accounts receivable	6,664,613	-	6,664,613
Fair value of derivatives	-	22,319	22,319
Other current assets	769,871	-	769,871
Other non-current assets	664,578	91,666	756,244
Total	8,099,062	2,518,465	10,617,527
Financial income (expenses) for the three-month period ended on September 30, 2022	205,865	128,507	334,372
Financial income (expenses) for the nine-month period ended on September 30, 2022	357,631	281,216	638,847

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable	-	9,109,329	9,109,329
Loans and financing	-	9,805,182	9,805,182
Debentures	-	3,050,426	3,050,426
Related parties	-	30,808	30,808
Other current liabilities	-	1,065,922	1,065,922
Other non-current liabilities	-	549,023	549,023
Fair value of derivatives	4,972	-	4,972
Total	4,972	23,610,690	23,615,662
Financial income (expenses) for the three-month period ended on September 30, 2022	(9,437)	(855,114)	(864,551)
Financial income (expenses) for the nine-month period ended on September 30, 2022	(23,822)	(2,009,684)	(2,033,506)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

December 31, 2021 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	2,626,212	2,626,212
Trade accounts receivable	5,414,075	-	5,414,075
Fair value of derivatives	-	3,246	3,246
Related parties	2,678	-	2,678
Other current assets	679,193	-	679,193
Other non-current assets	479,971	91,666	571,637
Total	6,575,917	2,721,124	9,297,041
Financial income (expenses) for the three-month period ended on September 30, 2021	566,386	63,736	630,122
Financial income (expenses) for the nine-month period ended on September 30, 2021	1,149,785	141,646	1,291,431

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable	-	8,017,140	8,017,140
Loans and financing	-	11,109,786	11,109,786
Debentures	-	2,929,907	2,929,907
Related parties	-	24,648	24,648
Obligations with FIDC (current liabilities)	-	45,497	45,497
Other current liabilities	-	1,090,396	1,090,396
Other non-current liabilities	-	421,873	421,873
Total	-	23,639,247	23,639,247
Financial income (expenses) for the three-month period ended on September 30, 2021	1,198	(553,987)	(552,789)
Financial income (expenses) for the nine-month period ended on September 30, 2021	(3,911)	(1,422,777)	(1,426,688)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include: interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Currency forward contracts: The Company contracted forward contract operations, through which it receives a fixed dollar amount and pays a fixed Argentinian peso amount, both in local currency. Counterparties are always top-tier financial institutions with low credit risk.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Currency forward contracts

Maturity in 2022	buyed in US$	U$$ 54.0 million	R$ 9.9 million	7,247	3,246	3,566	-
Maturity in 2023	buyed in US$	U$$ 32.5 milion	-	13,359	-	785	-

Commodity forward contracts

Maturity in 2023	buyed in US$	U$$ 5.5 milion	-	1,713	-	621	-

Total fair value of financial instruments				22,319	3,246	4,972	-

	September 30, 2022	December 31, 2021
Fair value of derivatives
Current assets	22,319	3,246
	22,319	3,246
Fair value of derivatives
Current liabilities	4,972	-
	4,972	-

	For the nine-month period ended
	September 30, 2022	September 30, 2021
Net Income
Gains on financial instruments	44,358	20,589
Losses on financial instruments	(23,822)	(1,027)
	20,536	19,562
Other comprehensive income
Gains on financial instruments	1,235	-
Losses on financial instruments	-	(2,674)
	1,235	(2,674)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts on the amount of US$ 1.1 billion (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 164,322 for the three-month period ended on September 30, 2022 (loss of R$ 757,828 for the three-month period ended on September 30, 2021) and as an unrealized gain, net of taxes, in the amount R$ 303,928 for the nine-month period ended on September 30, 2022 (loss of R$ 447,163 for the nine-month period ended on September 30, 2021)

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three-level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of September 30, 2022, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

The accounting balances of financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2022 and December 31, 2021, are as follows:

	Fair Value Measurements at Reporting Date Using
	Balance per financial statements		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Current assets
Short-term investments	2,404,480	2,626,212	2,404,480	2,626,212
Trade accounts receivable	6,664,613	5,414,075	6,664,613	5,414,075
Fair value of derivatives	22,319	3,246	22,319	3,246
Other current assets	769,871	679,193	769,871	679,193

Non-current assets
Related parties	-	2,678	-	2,678
Other non-current assets	756,244	571,637	756,244	571,637
	10,617,527	9,297,041	10,617,527	9,297,041

Current liabilities
Trade accounts payable	9,109,329	8,017,140	9,109,329	8,017,140
Short-term debt	1,634,057	234,537	1,634,057	234,537
Debentures	2,251,621	1,531,956	2,251,621	1,531,956
Fair value of derivatives	4,972	-	4,972	-
Obligations with FIDC	-	45,497	-	45,497
Other current liabilities	1,065,922	1,090,396	1,065,922	1,090,396

Non-current liabilities
Long-term debt	8,171,125	10,875,249	8,171,125	10,875,249
Debentures	798,805	1,397,951	798,805	1,397,951
Related parties	30,808	24,648	30,808	24,648
Other non-current liabilities	549,023	421,873	549,023	421,873
	23,615,662	23,639,247	23,615,662	23,639,247

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	January 01, 2021	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September, 30, 2021
Related Parties, net	(111,499)	15,669	-	(4,942)	1	(100,771)
Leasing payable	856,474	(205,259)	(47,735)	47,735	253,852	905,067
Loans and Financing, Debentures and Fair value of derivatives	17,516,322	(1,195,111)	(599,055)	705,992	697,050	17,125,198

		Cash effects		Non-cash effects
	December 31, 2021	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2022
Related Parties, net	21,970	8,699	-	139	-	30,808
Leasing payable	918,365	(246,112)	(59,509)	59,509	335,688	1,007,941
Loans and Financing, Debentures and Fair value of derivatives	14,036,447	(1,224,761)	(618,656)	802,747	(157,516)	12,838,261

NOTE 15 – PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The balances of provisions are as follows:

I) Provisions

	September 30, 2022	December 31, 2021
a) Tax provisions	1,360,939	1,270,473
b) Labor provisions	457,525	435,803
c) Civil provisions	37,887	34,750
	1,856,351	1,741,026

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, tax uncertainties related to income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

The changes in the tax, civil and labor provisions are shown below:

	September 30, 2022	December 31, 2021
Balance at the beginning of the year	1,741,026	1,172,511
(+) Additions	213,282	801,412
(+) Monetary correction	107,835	42,435
(-) Reversal of accrued amounts	(204,641)	(276,251)
(+) Foreign exchange effect on provisions in foreign currency	(1,151)	919
Balance at the end of period	1,856,351	1,741,026

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 552,752.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 421,551; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,610,656, (iii) social security contributions in the total of R$ 137,849 and (iv) other taxes, whose updated total amount is currently R$ 721,713.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 1,683,022, of which: (i) R$ 1,046,222 correspond to seven lawsuits of the subsidiary Gerdau Aços Longos S.A. that are processed in the administrative sphere where, currently, four lawsuits are at the first instance of the Administrative Council for Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the Company, a lawsuit in which, in a recent judgment, the Special Appeal filed by the Company was granted, pending the publication of the judgment, and, finally, two other lawsuits that are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Appeals filed by the Company; and (ii) R$ 636,800 correspond to three lawsuits of the subsidiary Gerdau S.A., of which two processes are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Resources and Appeal filed, and one lawsuit that had its challenge presented and it is awaiting judgment by the Federal Revenue Judgment Office (DRJ).

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 501,122, of which: (i) R$ 26,714 corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; R$ 229,759 corresponds to a lawsuit in which the Company recently had its Voluntary Appeal filed with the Administrative Council of Tax Appeals (CARF) and the decision is pending of publication; (iii) R$ 84,430 correspond to a lawsuit in which the Company had its challenge partially provided and filed a Voluntary Appeal with the Administrative Council for Tax Appeals (CARF), which is pending of judgment; and (iv) R$ 160,218 correspond to a Notice of Infraction received by the Company on December 2, 2019, against which it presented an Objection on December 27, 2019, deemed partially valid by the Federal Revenue Judgment Office (DRJ), pending of judgment the Voluntary appeal filed by the Administrative Council of Tax Appeals (CARF).

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to judicial proceedings relating to IRPJ — Income Tax and CSLL — Social Contribution, in the current amount of R$ 1,321,352. Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,085,768 corresponds to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. One of the lawsuits is being processed in the lower court, awaiting judgment of the Tax Enforcement Embargoes filed by the Company and another is being processed in the Federal Regional Court of the 4th Region, where the judgment of the appeals filed by the parties began, with the Rapporteur having provided a vote granting the Company's appeal to extinguish the Tax Enforcement and rejecting the Federal Government's appeal; and (ii) R$ 235,584 correspond to a lawsuit involving Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), pending in the first instance awaiting judgment of the Tax Enforcement Embargoes opposed by the Company.

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 8,594,587, of which: (i) R$ 5,674,132 correspond to four lawsuits of Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., whose administrative discussion has already ended and are currently in the process of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions of Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on April 8, 2021, in a judgment made at the Federal Regional Court of the 4th Region, the appeal filed by the National Treasury was dismissed, maintaining the sentence that dismissed the tax assessment, being pending of judgment the special and extraordinary appeals filed by the National Treasury; and also, in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.), the appeal filed by the National Treasury against the sentence that is pending of judgment by the Regional Federal Court of the 2nd Region that dismissed the tax assessment; (ii) R$ 338,662 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the non-substantiation of the tax assessment; (iii) R$ 314,504 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of judgment the appeal filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$5,507 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which the administrative discussion has ended, and it is being processed in the lower court awaiting judgment in the Embargoes to Tax Enforcement filed by the Company; (v) R$ 88,049 correspond to a lawsuit of the subsidiary Gerdau Aços Longos S.A., whose administrative discussion ended, and which is pending at the lower court awaiting a decision in the Embargoes to Tax Enforcement filed by the Company; (vi) R$ 145,446 corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is in the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (vii) R$ 188,016 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is at the Superior Chamber of Tax Appeals (CSRF) of CARF to judge the Special Appeals filed by the Company and the National Treasury; (viii) R$ 116,888 corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is at the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (ix) R$ 610,407 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is pending in the first instance of the Administrative Council for Tax Appeals (CARF) awaiting judgment of the Voluntary Appeal filed by the Company; (x) R$ 535,286 pending before the first instance of the Administrative Council for Tax Appeals (CARF), which awaits judgment of the Voluntary Appeal filed by the Company; (xi) R$ 153,005 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item "vii" above, and which is currently in the judicial collection phase, being pending of judgment the appeal filed against the judgment that dismissed the Embargoes to Tax Enforcement filed by the Company; and (xii) R$ 424,686 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and that it is currently in the judicial collection stage, pending judgment at the Federal Regional Court of the 2nd Region the appeals filed by the Company and the National Treasury against the sentence that upheld the Embargoes to Execution and recognized the non-substantiation of the credits object of the tax enforcement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company's tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

Brazilian federal authorities and the judiciary branch are investigating certain issues relating to CARF proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters. The Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

Neither the Company, its controlling shareholders, board members and executive officers are part of any ongoing criminal publicly disclosed investigations, procedures or legal actions associated to the investigations made by the Brazilian federal authorities and judiciary branch related to CARF proceedings and political contributions made by the Company.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, the Company filed an Internal Appeal for the TRF1 Plenary, which was dismissed.

On November 8, 2022, the First Panel of the Superior Court of Justice (STJ) unanimously granted the Company's Special Appeal, annulling the process from the CADE's pre-trial stage. Although the judgment has been made public through electronic media, the Company emphasizes that the decision on this date has not yet been formalized by the competent judgment.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants. The judgment of the STJ informed above corroborates the Company's understanding in this regard.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 491,620. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 692,972. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2022	December 31, 2021
Tax	1,560,114	1,449,699
Labor	76,602	73,709
Civil	150,260	135,971
	1,786,976	1,659,379

The balance of tax judicial deposits as of September 30, 2022 includes the amount of R$ 1,463,815, which corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS and awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all the nine judicial proceedings, due to its general repercussion. Eight of these lawsuits already have a final favorable decision, and the gain was recognized when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, as recognized in the final and unappealable decisions, and is preparing the documents to carry out the qualification of its credit and be able to start the compensation procedures and/or have already qualified before the Federal Revenue Service of Brazil. It is important to note that the Company still has a lawsuit for repetition of undue payments, which is awaiting the respective final and unappealable decision. In this lawsuit the Company seeks the recognition of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuit.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

On May 13, 2021, the Federal Supreme Court ruled the Embargoes for Declaration that the National Treasury Attorney's Office had opposed, alleging that the Supreme Court's decision was silent on certain points, and requesting the modulation of the effects of the decision. In that judgment, the STF accepted, in part, the Embargoes for Declaration, to modulate the effects of the judgment whose production took place after March 15, 2017 (date on which RE No. 574.706 was judged), except for lawsuits or administrative proceedings filed up to that date, and rejected the embargoes regarding the allegation of omission, obscurity or contradiction and, in the point related to the ICMS excluded from the calculation basis of the PIS-COFINS contributions, it signed the understanding that it is the ICMS informed in the invoice.

After this judgment, the concept of virtually certain for the purposes of the entry of economic benefits and recognition of the asset and the corresponding gain started to be demonstrated. Thus, even though there was no final and unappealable decision on two lawsuits that were pending of judgment, the Company recognized in the 2nd quarter of 2021, with sufficient reliability, the amounts of tax credits to which it is entitled, in the amount of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuits. The Company also recognized, in the 3rd quarter of 2021, amounts of differences in tax credits to which it is entitled, net of related expenses, in the amount of R$ 326 million in the Tax Credits Monetary Update line.

The amounts recognized in the Company's results related to the recovery of credits arising from the ICMS in the tax base of PIS and COFINS lawsuits (net of related expenses) was R$ 1.2 billion in 2021, of which, R$ 393,3 million in the Other Operating Income line and R$ 788.7 million in the Tax Credits Monetary Update line

Due to the economic moment strongly impacted by the pandemic caused by Covid-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos S.A. requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the tax base of PIS and COFINS for a guarantee insurance presented by the Company, in the amount of R$ 1.7 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company, then, filed a complaint to settle divergence between the decision handed down by Federal Judge Ferreira Neves, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

The fine for bad faith litigation, applied due to the allegation of alleged attempt to mislead the Judiciary, was canceled by the Federal Regional Court of the 2nd Region, when it partially granted, unanimously, the interlocutory appeal filed by the Company, which currently awaits the judgment of the Declaration Embargoes filed by the National Treasury.

IV) Eletrobras Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobras)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobras the possibility of anticipating this return through the conversion of those loans in shares of its own issuance.

Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels. In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobras, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobras due to the compulsory loans.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company maintain lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company. Regarding one of these processes, involving Gerdau S.A. and its subsidiary Seiva SA – Florestas e Indústrias, on November 25, 2020 a decision was issued that ratified the expert report prepared by the court expert appointed by the Court, establishing the amount to be received in favor of the companies. This decision was maintained by the Court of Justice of the State of Rio de Janeiro in judgment on August 10, 2021, and on September 10, 2021 Eletrobras made the judicial deposit/payment of the amount of the sentence determined by the Judiciary Branch of the State of Rio January, duly increased by interests and loss charges. Thus, considering the current procedural stage, the Company concludes that said asset, until then treated as contingent, due to uncertainties as to the term, form and amount that would be effectively paid and currently defined, fulfilled the accounting characteristics related to the entry of economic benefits, pursuant to paragraph 35 of IAS 37, which implied the recognition by the Company, in the 3rd quarter of 2021, of gain in the statement of income in the amount of R$ 1,391,280, net of fees and related expenses. The Company clarifies that on December 21, 2021 the entire amount was deposited in the Company's account, after the presentation of a guarantee insurance. The Company reinforces that the decision that fixed the amount due in favor of Gerdau was maintained in all instances of the Judiciary Branch of the State of Rio de Janeiro, having been rejected the request for suspension by the Superior Court of Justice – STJ; and that it takes care of definitive execution, based on a final judicial enforcement order, no longer subject to deconstitution of any nature before the Judiciary, leaving only appeals and measures with remote possibilities of acceptance, in view of its only delaying nature.

The other lawsuits pending before the Judiciary, dealing with this subject, with final and unappealable decisions on the merits, favorable to the Company, total approximately R$ 73 million.

V) Other contingent assets

The Company's management believes that the realization of certain contingent assets of a tax nature is possible. However, such assets were not recognized in the financial statements, due to the fact that they have not yet become final and/or that there are uncertainties regarding the term, form and amount that will be effectively realized, and it is not yet practicable to determine with certainty that the amount of the gain in the form of proceeds from these decisions has reached the level of virtually certain and that the Company has control over such assets, which implies that such gains are not recognized until such conditions are demonstrably present. The Company estimates that such contingent assets amount to approximately R$ 750 million.

NOTE 16 – RELATED-PARTY TRANSACTIONS

a)	Intercompany loans

	Maturity	September 30, 2022	December 31, 2021
Assets
Others
Fundação Gerdau		-	2,678
		-	2,678

Liabilities
Joint venture
Gerdau Corsa S.A.P.I de C.V.	January 1, 2023	(5,324)	-
Bradley Steel Processors Inc.	August 1, 2023	(25,484)	(24,648)
		(30,808)	(24,648)

	For the nine-month period ended
	September 30, 2022	September 30, 2021
Net financial income (loss)	(139)	4,942

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b)	Operations with related parties

During the three-month period ended on September 30, 2022, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 174,619 (R$ 165,963 as of September 30, 2021) and purchases in the amount of R$ 61,171 as of September 30, 2022 (R$ 85,577 as of September 30, 2021). The net balance totals R$ 113,448 as of September 30, 2022 (R$ 80,386 as of September 30, 2021). During the nine-month period ended on September 30, 2022, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 1,171,524 (R$ 552,128 as of September 30, 2021) and purchases in the amount of R$ 231,741 as of September 30, 2022 (R$ 231,804 as of September 30, 2021). The net balance totals R$ 939,603 as of September 30, 2022 (R$ 320,325 as of September 30, 2021).

On September 30, 2022, the Company has a receivable from controlling shareholders, referring to the sale of property, in the amount of R$ 12,849. Additionally , the Company recorded revenues of R$ 210 and R$ 648 in the three-month and nine-month periods ended on September 30, 2022, respectively (R$ 174 and R$ 470 for the three-month and nine-month periods ended on September 30, 2021, respectively), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of September 30, 2022	Balance as of December 31, 2021
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	5,322,363	September/27	621,715	2,157,290

c)	Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the Libor and Euribor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d)	Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 11,523 for the three-month period ended on September 30, 2022 (R$ 17,210 for the three-month period ended on September 30, 2021) and R$ 29,192 for the nine-month period ended on September 30, 2022 (R$ 39,168 for the nine-month period ended on September 30, 2021).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 538 for the three-month period ended on September 30, 2022 (R$ 484 for the three-month period ended on September 30, 2021) and R$ 1,480 for the nine-month period ended on September 30, 2022 (R$ 1,448 for the nine-month period ended on September 30, 2021).

The cost of social charges, related to the management of the Company, totaled R$ 5,129 for the three-month period ended on September 30, 2022 (R$ 6,889 for the three-month period ended on September 30 ,2021) and R$ 15,112 for the nine-month period ended on September 30, 2022 (R$ 16,131 for the nine-month period ended on September 30 ,2021)

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 5,219 during the three-month period ended on September 30, 2022 (R$ 4,468 for the three-month period ended on September 30, 2021) and R$ 14,203 during the nine-month period ended on September 30, 2022 (R$ 13,660 for the nine-month period ended on September 30, 2021).

e) Other information from related parties

The Company has contracted a convertible loan into equity interest with the company Brasil ao Cubo Construção Modular Ltda., which is presented in the line of Other non-current assets, in the amount of R$ 91,666 on September 30, 2022. Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 49,231 (R$ 32,372 on September 30, 2021). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefit Note in the Company's annual Financial Statements.

NOTE 17 – OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 15 iv, were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”). On July 14, 2015, the single quota of that FIDC was sold in the acquisition of minority interests’ transaction in subsidiaries of Gerdau S.A. As of September 30, 2022, the Company has no amount recognized in the account “Obligations with FIDC” in the Current liabilities (R$ 45,497 as of December 31, 2021).

NOTE 18 – EQUITY

a) Capital – The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	September 30, 2022		December 31, 2021
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,133,816,901	571,929,945	1,129,231,487
Purchases of treasury stocks	-	(39,162,900)	-	-
Long term incentive plan exercised during the period	-	2,345,128	-	4,585,414
Balance at the end of the period	571,929,945	1,096,999,129	571,929,945	1,133,816,901

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

As of September 30, 2022, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	September 30, 2022						December 31, 2021
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	-	0.0	557,898,901	32.4	557,898,901	97.3	0	0.0	557,898,901	32.4
Brazilian institutional investors	4,485,651	0.8	193,942,389	16.9	198,428,040	11.5	4,363,438	0.8	232,421,779	20.3	236,785,217	13.8
Foreign institutional investors	1,322,161	0.2	491,085,307	42.9	492,407,468	28.6	1,895,038	0.3	490,810,572	42.8	492,705,610	28.7
Other shareholders	8,223,232	1.4	411,971,433	35.9	420,194,665	24.4	7,772,568	1.4	410,584,550	35.8	418,357,118	24.3
Treasury stock	1,697,538	0.3	49,032,116	4.3	50,729,654	3.1	1,697,538	0.2	12,214,344	1.1	13,911,882	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Indac - Ind. e Com. S.A. (holding of Gerdau's family) is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	September 30, 2022				December 31, 2021
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	12,214,344	151,852	1,697,538	557	16,799,758	228,752
Purchases of treasury stocks	-	-	39,162,900	934,768	-	-	-	-
Long term incentive plan exercised during the period	-	-	(2,345,128)	(21,106)	-	-	(4,585,414)	(76,900)
Balance at the end of the period	1,697,538	557	49,032,116	1,065,514	1,697,538	557	12,214,344	151,852

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 21.73.

On May 4, 2022, the Board of Directors of Gerdau S.A., in accordance with the statutory provisions and pursuant to CVM Resolution No. 77, of March 29, 2022, approved the Share Buyback Program issued by the Company, which aims to: (i) maximize the generation of long-term value for its shareholders through an efficient management of the capital structure and meet the long-term incentive plan of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancellation; or (iv) subsequent sale in the market. The quantity of shares to be acquired will be up to 55,000,000 preferred shares, representing approximately 5% of the outstanding preferred shares (GGBR4) and/or ADRs backed by preferred shares (GGB). The acquisition started on May 6, 2022, with a maximum duration period of 18 months. As of September 30, 2022, the Company had already acquired 39,162,900 preferred shares, representing the amount of R$ 934,768. Additionally, from October 1, 2022 to the date of approval by the Management of this Condensed Consolidated Interim Financial Statements, the Company acquired 5,401,100 preferred shares, representing the amount of R$ 138,356.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on net investment hedge, gains and losses on financial instruments accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

g) Dividends and interest on equity - The Company credited dividends and interest on equity to its shareholders in the amounts presented below:

Period	Nature	R$/share	Outstandings shares (thousands)	Credit	Payment	Amount
1st quarter	Interest on income	0.57	1,707,829	05/16/2022	05/25/2022	973,542
2nd quarter	Dividends	0.71	1,693,994	08/15/2022	08/25/2022	1,199,713
Proposed dividends and interest on equity						2,173,255

The interest on equity credited during the period is composed of anticipation of statutory dividend.

NOTE 19 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	September 30, 2022			September 30, 2021
	Common	Preferred	Total	Common	Preferred	Total

	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	1,021,947	1,988,910	3,010,857	1,870,404	3,707,415	5,577,819

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,113,088,176		571,929,945	1,133,649,392

Earnings per share (in R$) – Basic	1.79	1.79		3.27	3.27

	For the nine-month period ended on
	September 30, 2022			September 30, 2021
	Common	Preferred	Total	Common	Preferred	Total

	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	3,441,121	6,776,777	10,217,898	4,008,207	7,937,502	11,945,709

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,126,331,199		571,929,945	1,132,600,133

Earnings per share (in R$) – Basic	6.02	6.02		7.01	7.01

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	September 30, 2022	September 30, 2021
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,988,910	3,707,415
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	4,775	8,241
	1,993,685	3,715,656

Net income allocated to common shareholders	1,021,947	1,870,404
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(4,775)	(8,241)

	1,017,172	1,862,163

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,113,088,176	1,133,649,392
Potential increase in number of preferred shares outstanding due to the long term incentive plan	7,909,988	7,547,902
Total	1,120,998,164	1,141,197,294

Earnings per share – Diluted (Common and Preferred Shares) - in R$	1.78	3.26

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on
	September 30, 2022	September 30, 2021
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	6,776,777	7,937,502
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	19,028	20,597
	6,795,805	7,958,099

Net income allocated to common shareholders	3,441,121	4,008,207
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(19,028)	(20,597)

	3,422,093	3,987,610

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,126,331,199	1,132,600,133
Potential increase in number of preferred shares outstanding due to the long term incentive plan	9,442,738	8,804,110
Total	1,135,773,937	1,141,404,243

Earnings per share – Diluted (Common and Preferred Shares) - in R$	5.98	6.97

NOTE 20 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2021	12,469,334
Granted	2,228,196
Forfeited	(1,755,522)
Exercised	(4,407,441)
Balance on December 31, 2021	8,534,567
Granted	5,912,531
Forfeited	(1,340,548)
Exercised	(2,209,620)
Balance on September 30, 2022	10,896,930

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date over the 3-year grace period for exercising each grant. The costs with long-term incentive plans recognized in the income statement in the three-month period ended on September 30, 2022 was R$ 29,842 (R$ 16,393 on September 30, 2021) and the costs with long-term incentive plans recognized in the income statement in the nine-month period ended on September 30, 2022 was R$ 69,257 (R$ 45,003 on September 30, 2021).

As of September 30, 2022 the Company has a total of 49,032,116 preferred shares in treasury and, according to note 18, these shares may be used for serving this plan.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 21 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended on		For the nine-month periods ended on
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Depreciation and amortization	(737,515)	(672,673)	(2,097,534)	(1,952,002)
Labor expenses	(1,871,867)	(1,805,583)	(5,390,069)	(5,216,114)
Raw material and consumption material	(12,549,342)	(11,385,117)	(37,353,903)	(31,272,348)
Freight	(1,252,654)	(1,034,533)	(3,783,872)	(2,719,447)
Other expenses/income	(556,832)	(692,785)	(1,533,021)	(1,562,578)
Tax credits recovery	-	-	-	393,341
Eletrobras compulsory loan recovery	-	1,391,280	-	1,391,280
	(16,968,210)	(14,199,411)	(50,158,399)	(40,937,868)

Classified as:
Cost of sales	(16,411,378)	(14,897,908)	(48,625,378)	(41,159,912)
Selling expenses	(183,818)	(187,782)	(529,944)	(511,596)
General and administrative expenses	(371,254)	(339,687)	(1,035,448)	(961,738)
Other operating income	72,768	117,992	169,289	318,412
Other operating expenses	(80,584)	(282,268)	(141,623)	(401,456)
Impairment of financial assets	6,056	(1,038)	4,705	(6,199)
Tax credits recovery	-	-	-	393,341
Eletrobras compulsory loan recovery	-	1,391,280	-	1,391,280
	(16,968,210)	(14,199,411)	(50,158,399)	(40,937,868)

NOTE 22 – FINANCIAL INCOME

	For the three-month periods ended on		For the nine-month periods ended on
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Income from short-term investments	105,401	48,963	236,858	118,173
Interest income and other financial incomes	53,543	7,461	151,502	43,947
Financial income total	158,944	56,424	388,360	162,120

Interest on debts	(282,542)	(272,458)	(802,747)	(705,992)
Monetary variation and other financial expenses	(105,163)	(81,645)	(397,367)	(305,614)
Financial expenses total	(387,705)	(354,103)	(1,200,114)	(1,011,606)

Exchange variations, net	(315,084)	33,197	(603,439)	(94,074)
Tax credits monetary update	-	326,090	-	788,741
Gains and Losses on derivatives, net	13,666	15,971	20,536	19,562
Financial result, net	(530,179)	77,579	(1,394,657)	(135,257)

NOTE 23 – SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended on
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net sales	8,484,167	10,060,017	7,832,134	7,444,878	1,972,165	1,860,173	3,476,800	2,870,991	(616,034)	(919,002)	21,149,232	21,317,057
Cost of sales	(7,101,061)	(6,220,819)	(5,607,765)	(5,786,470)	(1,511,473)	(1,437,582)	(2,917,042)	(2,405,212)	725,963	952,175	(16,411,378)	(14,897,908)
Gross profit	1,383,106	3,839,198	2,224,369	1,658,408	460,692	422,591	559,758	465,779	109,929	33,173	4,737,854	6,419,149
Selling, general and administrative expenses	(209,013)	(207,555)	(154,012)	(150,920)	(38,992)	(37,671)	(69,400)	(54,719)	(83,655)	(76,604)	(555,072)	(527,469)
Other operating income (expenses)	8,067	17,891	(14,399)	2,403	4,244	5,515	(665)	1,957	(5,063)	(192,042)	(7,816)	(164,276)
Eletrobras compulsory loan recovery	-	-	-	-	-	-	-	-	-	1,391,280	-	1,391,280
Impairment of financial assets	(1,222)	1,978	7,078	(1,619)	(38)	(186)	211	(230)	27	(981)	6,056	(1,038)
Equity in earnings of unconsolidated companies	-	(2,257)	240,632	155,317	38,328	107,106	4,892	8,923	(2,358)	2,030	281,494	271,119
Operational income (Loss) before financial income (expenses) and taxes	1,180,938	3,649,255	2,303,668	1,663,589	464,234	497,355	494,796	421,710	18,880	1,156,856	4,462,516	7,388,765
Finacial result, net	(193,138)	(144,362)	60,271	(33,980)	(294,807)	(93,365)	(73,427)	(58,088)	(29,078)	407,374	(530,179)	77,579
Income (Loss) before taxes	987,800	3,504,893	2,363,939	1,629,609	169,427	403,990	421,369	363,622	(10,198)	1,564,230	3,932,337	7,466,344
Income and social contribution taxes	(243,594)	(877,295)	(503,781)	(318,353)	(64,736)	(96,921)	(102,654)	(88,335)	4,674	(491,499)	(910,091)	(1,872,403)
Net income (Loss)	744,206	2,627,598	1,860,158	1,311,256	104,691	307,069	318,715	275,287	(5,524)	1,072,731	3,022,246	5,593,941

Supplemental information:
Net sales between segments	382,739	458,190	17,911	32,702	-	-	215,384	428,110	-	-	616,034	919,002

Depreciation/amortization	380,834	355,255	159,631	150,030	65,308	54,239	128,954	113,149	2,788	-	737,515	672,673

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Information by business segment:

	For the nine-month periods ended on
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net sales	26,094,128	25,883,446	24,627,130	19,944,509	5,619,004	4,616,707	10,352,756	7,950,931	(2,244,853)	(1,605,436)	64,448,165	56,790,157
Cost of sales	(20,808,384)	(16,149,407)	(17,584,832)	(16,358,094)	(4,290,681)	(3,501,902)	(8,325,983)	(6,793,095)	2,384,502	1,642,586	(48,625,378)	(41,159,912)
Gross profit	5,285,744	9,734,039	7,042,298	3,586,415	1,328,323	1,114,805	2,026,773	1,157,836	139,649	37,150	15,822,787	15,630,245
Selling, general and administrative expenses	(595,451)	(564,012)	(440,589)	(441,968)	(113,277)	(106,203)	(192,111)	(164,107)	(223,964)	(197,044)	(1,565,392)	(1,473,334)
Other operating income (expenses)	33,812	23,039	(6,635)	13,747	12,003	14,084	5,904	49,309	(17,418)	(183,223)	27,666	(83,044)
Tax credits recovery	-	-	-	-	-	-	-	-	-	393,341	-	393,341
Eletrobras compulsory loan recovery	-	-	-	-	-	-	-	-	-	1,391,280	-	1,391,280
Impairment of financial assets	(1,185)	(1,338)	3,444	(5,195)	(522)	(803)	2,969	1,138	(1)	(1)	4,705	(6,199)
Equity in earnings of unconsolidated companies	-	(5,965)	682,827	274,983	291,304	352,318	9,780	27,173	(6,998)	8,548	976,913	657,057
Operational income (Loss) before financial income (expenses) and taxes	4,722,920	9,185,763	7,281,345	3,427,982	1,517,831	1,374,201	1,853,315	1,071,349	(108,732)	1,450,051	15,266,679	16,509,346
Finacial result, net	(527,618)	(375,846)	51,327	(129,194)	(580,413)	(216,975)	(199,040)	(172,781)	(138,913)	759,539	(1,394,657)	(135,257)
Income (Loss) before taxes	4,195,302	8,809,917	7,332,672	3,298,788	937,418	1,157,226	1,654,275	898,568	(247,645)	2,209,590	13,872,022	16,374,089
Income and social contribution taxes	(1,046,023)	(2,216,406)	(1,570,238)	(724,436)	(235,055)	(282,074)	(406,179)	(216,782)	(353,397)	(935,437)	(3,610,892)	(4,375,135)
Net income (Loss)	3,149,279	6,593,511	5,762,434	2,574,352	702,363	875,152	1,248,096	681,786	(601,042)	1,274,153	10,261,130	11,998,954

Supplemental information:
Net sales between segments	1,293,706	1,061,928	73,264	49,217	8,564	16,297	869,319	477,994	-	-	2,244,853	1,605,436

Depreciation/amortization	1,077,517	983,574	455,852	461,693	178,872	156,709	379,166	350,026	6,127	-	2,097,534	1,952,002

	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Investments in associates and jointly-controlled entities	-	-	2,572,704	1,871,274	1,218,460	1,071,333	259,097	251,668	152,220	146,500	4,202,481	3,340,775
Total assets	26,165,326	24,835,717	26,698,246	22,096,314	8,294,696	7,113,706	14,013,574	13,658,147	4,600,483	6,110,729	79,772,325	73,814,613
Total liabilities	8,807,925	8,105,443	4,466,172	4,603,424	3,104,528	2,376,176	2,843,017	2,801,071	11,172,026	13,112,850	30,393,668	30,998,964

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as Tax credits recovery, Impairment of financial assets, Selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended on
	Brazil		Latin America (1)		North America (2)		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net sales	9,273,064	10,632,118	2,281,127	2,222,060	9,595,041	8,462,879	21,149,232	21,317,057

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

	For the nine-month periods ended on
	Brazil		Latin America (1)		North America (2)		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net sales	28,546,450	27,865,730	6,099,767	5,993,819	29,801,948	22,930,608	64,448,165	56,790,157

	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Total assets	32,185,295	31,740,469	10,904,027	8,959,237	36,683,003	33,114,907	79,772,325	73,814,613

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

NOTE 24 – IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The impairment test of goodwill allocated to the business segments is carried out annually in December and it is anticipated if events or circumstances indicate that it is necessary. In the test carried out in the year 2021, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate using the analysis of the scenario described above, given its potential impacts on cash flows, where an increase of 0.5% in the cash flow discount rate for each segment would result in an recoverable amount exceeding the carrying amount as shown below: a) North America: R$ 4,337 million; b) Special Steels: R$ 3,301 million; c) South America: R$ 2,057 million; and d) Brazil: R$ 7,582 million. On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount exceeding the book value as shown below: a) North America: R$ 4,679 million; b) Special Steels: R$ 3,545 million; c) South America: R$ 2,135 million; and d) Brazil: R$ 7,962 million.

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on September 30, 2022.

The Company will maintain over 2022 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 25 – SUBSEQUENT EVENTS

I) On November 3, 2022, the Company, following the Notice to the Market published on September 1, 2022, informed its shareholders and the market in general that, on this date, upon compliance with the applicable precedent conditions, including the approval by the competitor authorities, its subsidiary Gerdau Next S.A. concluded formalizing the strategic partnership with Randon Serviços e Participações Ltda, with the constitution of a new company that aims at providing adequate solutions to the demands of carriers and shippers, by providing leasing services of trucks, semi-trailers and other products related to the transportation and movement of cargo.

II) On November 7, 2022, the Company proposed the anticipation of the mandatory minimum dividend on income of the current fiscal year, stipulated in its Bylaws, to be paid in the form of dividends and interest on equity, which will be calculated and credited on the shareholding interest owned on November 21, 2022, in the amount of R$ 2,877.9 million and R$ 698.7 million, respectively (R$ 1.73 and R$ 0.42 per common and preferred share, respectively), with payment on December 14, 2022, which was submitted and approved by the Board of Directors on November 8, 2022.

III) On November 8, 2022, the Board of Directors of the Company approved the cancellation of 1,697,538 common shares and 44,564,000 preferred shares, with no par value, issued by the Company, without reducing the value of the Capital. Due to this cancellation of shares, the Company's Capital is now divided into 571,929,945 common shares and 1,101,467,245 preferred shares, with no par value. Therefore, Article 4 of the Company's Bylaws, which deals with the Capital Stock, must be adjusted at the Shareholders' Meeting to be convened in due course. The Company emphasizes that the current Share Buyback Program, as disclosed via Material Fact on May 5, 2022, remains in effect.

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